Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following press release was distributed on February 26, 2004.

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For Immediate Release	Contact:	Melissa Jarmel 312-435-3620 news@cbot.com

CBOT REPORTS RECORD ANNUAL OPERATING INCOME AND REVENUE

CHICAGO, February 26, 2004 – Today, the Chicago Board of Trade (CBOT) reported record operating income in 2003 of $115.7 million, which is an increase of 98 percent over operating income of $58.3 million in 2002.

Revenues also reached a record level in 2003, rising 24 percent to $381.3 million from $308.3 million in 2002. An increase in annual trading volume of 32 percent contributed to revenue growth in 2003, with a record of 454.6 million contracts traded, versus the prior record of 343.9 million contracts set in 2002.

Net income after taxes and limited partners’ interest in the Ceres Trading Limited Partnership was $30.7 million in 2003, versus $34.3 million in 2002. No limited partners’ interest was recorded in 2002.

The Ceres Trading Limited Partnership was formed in 1992 by the CBOT for the purpose of developing and maintaining an electronic trading system. Ceres’ operations ceased on December 31, 2003, and the partnership was dissolved as of such date. eCBOT, as the general partner of Ceres, is in the process of liquidating Ceres and currently expects that such liquidation will be completed in 2004. The CBOT believes that any revenue or expense attributable to Ceres in 2004 will be substantially immaterial and related primarily to activities related to the liquidation. eCBOT holds a 10 percent general partner interest in Ceres, and members of the CBOT hold substantially all of the limited partnership interests in Ceres.

CBOT Chairman Charles P. Carey said, “Last year, the CBOT delivered an impressive performance. Not only did the CBOT report record operating income, revenues and volume, but the exchange also successfully completed the migration to a new, superior electronic trading platform simultaneous with the implementation of the Common Clearing Link with the Chicago Mercantile Exchange. It was a year of achieving many significant milestones, and now, with our premier technology and clearing systems in place, I believe the CBOT is prepared to carry on its track record of success.”

CBOT President/CEO Bernard W. Dan said, “Our aggressive changes to our business model and pricing structure are designed to position the CBOT for long-term sustainable growth and viability. The exchange’s recent success is a result of our innovation, ambition and hard work, and we look forward to continuing our tradition of strength, integrity and transparency that has enabled the exchange to grow by such impressive proportions.”

Operating income in the fourth quarter of 2003 rose 527 percent to $20.5 million from $3.3 million in the same period the prior year. After taxes and the limited partners’ interest in Ceres, the exchange recorded a net loss of $850,000 for the quarter, compared with $1.9 million of income in the fourth quarter of 2002. There was no limited partners’ interest recorded in the fourth quarter of 2002.

For the fourth quarter of 2003, the CBOT recorded its best-ever fourth quarter revenues. During the quarter, revenues reached $98.9 million, up 34 percent from the same period in 2002.

Volume jumped 27 percent in the fourth quarter of 2003 to 115.3 million contracts, compared with 90.9 million contracts for the same period in 2002.

As of December 31, 2003, the CBOT had an unrestricted cash balance of $137.1 million, compared to $83.5 million as of December 31, 2002. Net current assets as of December 31, 2003 were $115.6 million compared to $53.4 million on December 31, 2002.

For more information about the CBOT’s products and markets, log onto the exchange Web site at www.cbot.com.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.